EXHIBIT  6

Explanation of the report that NEC will have cooperation with Taiwan Power and Chunghwa Telecom

Date of events: 2012/08/27

Contents:

1.Name of the reporting media: Economic Daily News

2.Date of the report:2012/08/27

3.Content of the report: NEC will have cooperation with Taiwan Power and Chunghwa Telecom

4.Summary of the information provided by investors: None

5.Company’s explanation of the reportage or provided information: If the Company has any business cooperation with other companies that need to be announced according to regulations, it will announce it in compliance with relevant regulations upon completion of the internal procedures.

6.Countermeasures: None

7.Any other matters that need to be specified: None